FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2003

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a consolidated financial statements as of December 31, 2001 and 2002, together with Report of Independent Auditors, issued by Compañía de Minas Buenaventura S.A.A.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated financial statements as of December 31, 2001 and 2002,

together with Report of Independent Auditors

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated financial statements as of December 31, 2001 and 2002,

together with Report of Independent Auditors

Content

Report of Independent Auditors

Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Shareholders' equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

We have audited the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, the Company) as of December 31, 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended, stated in Peruvian nuevos soles. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Minera Yanacocha S.R.L. (an affiliated entity in which the Company has an 43.65% interest) as of December 31, 2002 and for the year then ended, which are prepared in conformity with accounting principles generally accepted in Peru, have been audited by Dongo-Soria, Gaveglio y Asociados, a member firm of PricewaterhouseCoopers, whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to the amounts included for Minera Yanacocha S.R.L., it is based solely on their report.

We conducted our audit in accordance with auditing standards generally accepted in Peru. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the independent auditors of Minera Yanacocha S.R.L. provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of Dongo-Soria, Gaveglio y Asociados, a member of Pricewaterhouse Coopers, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Peru.

Countersigned by:

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

March 4, 2003

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2001 and 2002
	Note	2001	2002	2002
		S/(000)	S/(000)	US$(000)
				(Note 3)

Assets
Current assets
Cash and cash equivalents	5	85,401	89,654	25,506
Trade and other accounts receivable, net	6	67,153	85,013	24,186
Accounts receivable from affiliates	34	27,119	30,327	8,628
Inventories, net	7	71,887	73,597	20,938
Current portion of prepaid taxes and expenses	8	22,893	30,524	8,684
		_________	_________	_________
Total current assets		274,453	309,115	87,942

Long-term account receivable	6	255	8,871	2,524
Prepaid taxes and expenses	8	21,924	13,089	3,724
Investments	9	917,335	1,171,534	333,295
Property, plant and equipment, net	10	355,851	365,325	103,933
Development costs and mineral land, net	11	133,609	146,578	41,701
Mining concessions, net	12	185,819	171,856	48,892
		_________	_________	_________
Total assets		1,889,246	2,186,368	622,011
		_________	_________	_________
Liabilities and shareholders' equity, net

Current liabilities
Bank loans	13	111,609	43,348	12,332
Trade accounts payable		35,063	35,948	10,227
Accounts payable to affiliates	34	1,067	22	6
Other current liabilities	14	48,453	63,123	17,958
Current portion of long-term debt	15	7,107	17,005	4,838
		_________	_________	_________
Total current liabilities		203,299	159,446	45,361
Deferred income tax and workers' profit sharing	27(b)	13,953	17,274	4,915
Long-term debt	15	132,785	112,095	31,891
		_________	_________	_________
Total liabilities		350,037	288,815	82,167
		_________	_________	_________
Minority interest	16	29,686	45,485	12,940
		_________	_________	_________
Shareholders' equity, net	17
Capital stock		184,835	604,021	171,841
Investment shares		498	1,634	465
Additional capital		519,806	539,272	153,420
Legal reserve		36,967	76,195	21,677
Retained earnings		780,580	639,188	181,846
Cumulative translation adjustment		5,900	6,885	1,959
Treasury shares		(19,063)	(15,127)	(4,304)
		_________	_________	_________
Total shareholders' equity, net		1,509,523	1,852,068	526,904
		_________	_________	_________
Total liabilities and shareholders' equity, net		1,889,246	2,186,368	622,011
		_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2001 and 2002
	Note	2001	2002	2002
		S/(000)	S/(000)	US$(000)
				(Note 3)
Operating revenues
Net sales	19	513,897	579,886	164,975
Royalty income	34(a)	55,170	76,964	21,896
		_________	_________	_________
Total revenues		569,067	656,850	186,871
		_________	_________	_________
Costs of operation
Operating costs	20	253,851	257,789	73,340
Depreciation	10(d)	37,250	38,367	10,915
Exploration and development costs in operational mining sites	21	59,495	72,580	20,649
		_________	_________	_________
Total costs of operation		350,596	368,736	104,904
		_________	_________	_________
Gross margin		218,471	288,114	81,967
		_________	_________	_________
Operating expenses
General and administrative	22	63,178	74,112	21,084
Exploration costs in non-operational mining areas	23	48,456	37,673	10,718
Selling	24	26,328	22,724	6,465
Royalties	33(b)	13,274	13,721	3,904
Assets impairment loss and write-off	7(b) and 10(c)	23,351	1,527	434
		_________	_________	_________
Total operating expenses		174,587	149,757	42,605
		_________	_________	_________
Operating income		43,884	138,357	39,362
		_________	_________	_________
Other income (expenses)
Share in affiliated companies, net	9(c)	200,176	330,813	94,115
Gain (loss) from exposure to inflation		1,628	(3,095)	(881)
Amortization of mining concessions	12	(14,949)	(16,300)	(4,637)
Interest income	25	13,574	8,613	2,450
Interest expense	25	(17,725)	(15,610)	(4,441)
Loss from sale of subsidiary's shares	1	-	(6,607)	(1,880)
Other, net	26	12,281	2,761	786
		_________	_________	_________
Total other income, net		194,985	300,575	85,512
		_________	_________	_________
Income before workers' profit sharing, income tax and minority interest		238,869	438,932	124,874
Workers' profit sharing	27	(690)	(1,508)	(429)
Income tax	27	(24,943)	(25,102)	(7,141)
		_________	_________	_________
Income before minority interest		213,236	412,322	117,304
Minority interest	16	3,972	(23,796)	(6,770)
		_________	_________	_________
Net income		217,208	388,526	110,534
		__________	__________	__________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	28	1.72	3.05	0.87
		__________	__________	__________

Weighted average number of shares outstanding	28	126,608,152	127,221,219	127,221,219
		__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2001 and 2002
	Capital stock
	___________________________
	Number of shares	Common shares	Investment shares	Additional capital	Legal reserve	Retained earnings	Cumulative translation adjustment	Treasury shares	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1st, 2001	137,444,962	184,835	498	510,967	36,967	608,734	6,571	(23,727)	1,324,845

Declared and paid dividends, net of dividends paid to a subsidiary, Note 17(f)	-	-	-	-	-	(45,902)	-	-	(45,902)
Gain from sale of ADR, Note 17(e)	-	-	-	8,839	-	-	-	4,664	13,503
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., note 17(g)	-	-	-	-	-	-	(671)	-	(671)
Net income	-	-	-	-	-	217,208	-	-	217,208
Other	-	-	-	-	-	540	-	-	540
	_________	_________	_________	_________	_________	_________	_________	_________	_________

Balance as of December 31, 2001	137,444,962	184,835	498	519,806	36,967	780,580	5,900	(19,063)	1,509,523

Declared and paid dividends, net of dividends paid to a subsidiary, Note 17(f)	-	-	-	-	-	(70,368)	-	-	(70,368)
Capitalization of retained earnings, Note 17(a) and 17(b)	-	419,186	1,136	-	-	(420,322)	-	-	-
Transfer to legal reserve	-	-	-	-	39,228	(39,228)	-	-	-
Gain from sale of ADR, Note 17(e)	-	-	-	19,466	-	-	-	3,936	23,402
Cumulative gain for translation of investment in Minera Yanacocha S.R.L., note 17(g)	-	-	-	-	-	-	985	-	985
Net income	-	-	-	-	-	388,526	-	-	388,526
	___________	_________	_________	_________	_________	_________	_________	_________	_________

Balance as of December 31, 2002	137,444,962	604,021	1,634	539,272	76,195	639,188 (*)	6,885	(15,127)	1,852,068
	___________	_________	_________	_________	_________	_________	_________	_________	_________

(*) As explained in notes 2(h) and 2(s), the Company will record a charge to the retained earnings as of January 1, 2003 that will reduce the balance by approximately S/445,188,000.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2001 and 2002
	2001	2002	2002
	S/(000)	S/(000)	US$(000)
			(Note 3)
Operating activities
Collection from customers	517,974	571,339	162,543
Collection of dividends	15,238	77,663	22,095
Collection of royalties	53,116	75,291	21,420
Collection of interest	9,098	8,638	2,457
Payment to suppliers and third parties	(271,217)	(253,828)	(72,213)
Payment to employees	(89,472)	(95,374)	(27,133)
Payment of exploration activities	(94,361)	(92,163)	(26,220)
Payment of income tax	(20,816)	(28,853)	(8,209)
Payment of interest	(14,842)	(13,511)	(3,844)
Payment of royalties	(12,669)	(12,465)	(3,546)
	_________	_________	_________
Net cash provided by operating activities	92,049	236,737	67,350
	_________	_________	_________
Investing activities
Development expenditures	(40,677)	(34,131)	(9,710)
Purchase of investments, net	(6,349)	(11,147)	(3,171)
Purchase of property, plant and equipment	(110,255)	(62,158)	(17,684)
Proceeds from sale of assets and transfer of contractual rights, Note 34(a)	12,874	-	-
Proceeds from sale of fixed assets	541	942	268
	_________	_________	_________
Net cash used in investing activities	(143,866)	(106,494)	(30,297)
	_________	_________	_________
Financing activities
Increase (decrease) of bank loans, net	36,864	(69,364)	(19,733)
Payment of dividends, Note 17(f)	(45,902)	(67,539)	(19,214)
Increase of long-term debt	120,290	545	155
Decrease of long-term debt	(9,843)	(11,877)	(3,379)
Proceeds from ADR sale	13,502	23,545	6,698
	_________	_________	_________
Net cash provided by financing activities	114,911	(124,690)	(35,473)
	_________	_________	_________
Net increase in cash during the year	63,094	5,553	1,580
Gain (loss) from exposure to inflation of cash and cash equivalents	292	(1,300)	(370)
Cash at beginning of year	22,015	85,401	24,296
	_________	_________	_________
Cash at year-end	85,401	89,654	25,506
	_________	_________	_________

Consolidated Statements of Cash Flows (continued)

	2001	2002	2002
	S/(000)	S/(000)	US$(000)
			(Note 3)

Reconciliation of net income to net cash provided by operating activities
Net income	217,208	388,526	110,534

Add (deduct)
Participation in affiliated companies, net of dividends received	(184,938)	(253,150)	(72,020)
Depreciation, Note 10(d)	39,309	40,449	11,507
Minority interest	(3,972)	23,796	6,770
Amortization of mining concessions	14,949	16,300	4,637
Amortization of operative mining sites, Note 11(b)	11,531	16,008	4,554
Net cost of fixed property, plant and equipment retired	1,972	7,946	2,260
Loss in share's sale from subsidiary, Note 1	-	6,607	1,880
Deferred income tax and workers' profit sharing	4,818	3,320	945
Loss (gain) from exposure to inflation	(1,628)	3,095	881
Assets impairment loss and write-off, Note 7(b) and 10(c)	23,351	1,527	434
Loss in sale of shares	-	1,321	376
Write-off of development costs	1,228	-	-
Allowance for doubtful accounts receivable, Note 6(b)	998	308	88
Loss (gain) on sale of property, plant and equipment	116	(839)	(239)

Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	35,679	(27,186)	(7,734)
Inventories	7,587	790	225
Prepaid taxes and expenses	(17,042)	1,536	437
Increase (decrease) of operating liabilities -
Trade and other accounts payable	(59,117)	6,383	1,815
	_________	_________	_________

Net cash provided by operating activities	92,049	236,737	67,350
	_________	_________	_________

Transactions that did not affect the cash flows -
Payment of dividends through common shares of Sociedad Minera El Brocal S.A., Note 17(f)	-	2,612	743

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2001 and 2002

1. Business activity

Compañía de Minas Buenaventura S.A.A. (hereafter "Buenaventura" or "the Company") is a public company incorporated in 1953. It is engaged in the exploration, extraction, concentration and commercialization of polymetallic ores. Exploration activities of the Company are carried out both individually and in association with third parties.

Buenaventura operates three mining units in Peru (Julcani, Uchucchacua and Orcopampa) and has a controlling interest in four Peruvian mining companies that own the Colquijirca, Antapite, Ishihuinca, Shila and Paula mines. In addition, the Company holds direct and indirect interests in a number of other mining companies; the most important of such interests is in Minera Yanacocha S.R.L. (hereafter "Yanacocha"), an entity in which the Company owns 43.65 percent of outstanding stock through Compañía Minera Condesa S.A. (hereafter "Condesa"), see Note 9(b). The Company also owns an electric power distribution company and a mining engineering services consulting company.

In 1999 and 2001, respectively, Buenaventura decided to suspend exploitation activities in the Julcani and Huachocolpa mines and only continue to carry out exploration activities in Julcani. Mineral found in Julcani during exploration activities is treated and sold.

The number of employees at the Company was 2,075 as of December 31, 2002 (1,711 as of December 31, 2001). Buenaventura's legal address is Carlos Villarán 790, Santa Catalina, Lima, Peru.

The consolidated financial statements for the year ended 2002 have been approved by Management and, in its opinion, will be approved without modification in the Board of Directors' and Shareholders' meetings to be held on March 5, 2003 and March 31, 2003, respectively.

The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentages as of December 31,
	____________________________________________
	2001		2002		Business activities
	____________________		____________________
Subsidiaries	Direct	Indirect	Direct	Indirect
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Advisory and engineering services related to the mining industry.

Cedimin S.A.C.	-	100.00	-	100.00	Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L., and other affiliated companies engaged in mining activities.

Compañía Minera Condesa S.A.	100.00	-	100.00	-	Holds investments in Buenaventura, Yanacocha and other affiliated companies engaged in mining activities.

Compañía Minera Colquirrumi S.A.	73.63	-	73.63	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead. Currently is also engaged in electric power sales.

Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Transmission of electric power to mining companies.

Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placement of insurance contracts and provision of administrative and technical services in insurance matters.

Inversiones Colquijirca S.A. (i)	59.66	-	59.02	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.

Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold bars and concentrates.

Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.

Minera Paula 49 S.A.C.	-	51.00	-	51.00	Extraction, concentration and commercialization of concentrates, primarily gold.

Minas Conga S.R.L.	-	60.00	-	60.00	Effective December 19, 2000, this entity transferred to Yanacocha its exploration and exploitation rights related to the S.M.R.L. Chaupiloma Dos de Cajamarca's mining concessions.

Minera Shila S.A.C.	50.00	50.00	50.00	50.00	Extraction, concentration and commercialization of concentrates, primarily gold.

Minera Huallanca S.A.C. (ii)	-	100.00	-	-	Extraction, concentration and commercialization of polymetallic concentrates, principally lead and zinc.

Minera Yanaquihua S.A.C. (iii)	-	100.00	-	-	Extraction, concentration and commercialization of polymetallic concentrates, primarily gold.

S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Legal owner of the mining concessions explored and exploited by Yanacocha.

Additionally, the Company holds minor investments in other companies engaged in mining activities, whose financial statements have been included in the preparation of these consolidated statements.

(i) During the first quarter of 2002, the Company sold to third parties 307,360 shares of its subsidiary Inversiones Colquijirca S.A. at a price of S/312,582. Later, the Company made a capital contribution of S/35,340, equivalent to 34,750 shares, which had the effect of diluting the participation of the other stockholders in Inversiones Colquijirca S.A.. As a consequence of these transactions, Buenaventura's participation in Inversiones Colquijirca S.A. decreased from 59.66% as of December 31, 2001 to 59.02% as of December 31, 2002.

(ii) On March 30, 2002, the Company transferred its participation in Minera Huallanca S.A.C. (Huallanca) to BHL - Perú S.A.C., by selling its Huallanca shares at a price of US$2,000,000. From this amount, US$1,500,000 will be collected in three equal semi-annual installments finishing on September 30, 2004 and the remaining US$500,000 will be collected on September 30, 2006 provided that: (i) the level of economic reserves measured between September 30, 2004 and September 30, 2006 allows Huallanca to produce 15,000 MT/month of mineral and (ii) the average price of zinc is higher than US$1,050/MT in that period. If these conditions are not met, the final price of the transaction will be reduced to US$1,500,000. This transaction has generated a loss amounting to S/6,607,000,assuming a sales price of US$1,500,000, which is separately presented in the consolidated statements of income.

(iii) On April 2, 2002, the Company sold to third parties its participation in Minera Yanaquihua S.A.C. Under the sale agreement, the buyers will pay royalties equal to a percentage of the net sales of Minera Yanaquihua S.A.C.; the royalty payment percentages will be equal to 5% in 2004, 6% in 2005, 7% in 2006 and 8% in 2007. Under the contract, the buyers have an option to forego continued royalty payments and to buy out the annual royalties section of the agreement for an amount equal to US$ 3,000,000; if this option has not been exercised at December 31, 2007, the royalties will increase to 10% of yearly net sales effective January 1st, 2008. The Company's former carrying amount of the investment of S/5,241,000 (US$1,492,000) is shown as a long - term account receivable. No income was recognized on this transaction.

The consolidated financial statements of the Company for the year ended 2001 were audited by other independent public accountants, whose report dated February 27, 2002 expressed an unqualified opinion on those financial statements.

2. Significant accounting principles and practices

In the preparation and presentation of the consolidated financial statements, Management has followed International Financial Reporting Standards (IFRS) effective in Peru as of December 31, 2001 and 2002. The significant accounting principles and practices used are summarized below:

(a) Use of estimates and assumptions -

The preparation of financial statements in conformity with generally accepted accounting principles in Peru requires Management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the disclosure of contingent assets and liabilities in the notes to the financial statements; additionally these estimates and assumptions affect the amounts of revenues and expenses reported for the period. Actual results may differ from those estimates.

(b) Comparative financial statements -

Figures presented in the consolidated financial statements as of December 31, 2001 have been inflation adjusted to reflect the change in the National Wholesale Price index (IPM) at December 31, 2002.

Certain figures of the consolidated financial statements as of December 31, 2001 have been reclassified to conform to presentation standards adopted for 2002 financial reporting purposes.

(c) Financial statements adjusted by inflation -

The consolidated accompanying financial statements have been prepared from the Company's accounting books and records that are maintained in nominal Peruvian currency and adjusted to reflect changes in the National Wholesale Price Level index (IPM). The inflationary/deflationary price variation according the IPM index was as follows, in percentage terms:

Year	Inflation (deflation)

1998	6.5
1999	5.5
2000	3.8
2001	(2.2)
2002	1.7

The methodology used by the Company to adjust the consolidated financial statements for inflation was as follows:
    Non-monetary accounts in the consolidated balance sheets were adjusted using coefficients determined based on the IPM, according to the items original transaction date.

- Monetary accounts were not adjusted, as the book balances represent the monetary value or their components as of the dates of the consolidated balance sheets.
    Income statement accounts were adjusted on a monthly basis by applying average IPM coefficients; exchange differences were excluded. Depreciation and amortization expense were calculated from the adjusted amounts of the related assets.

- The net result from exposure to inflation arising from such adjustments is presented in the consolidated statements of income.

(d) Principles of consolidation -

The consolidated financial statements include the accounts of Buenaventura and the accounts of those subsidiaries in which the Company possesses more than 50 percent equity participation. All significant inter-company balances and transactions have been eliminated.

(e) Cash and cash equivalents -

Cash and cash equivalents include all cash balances and all highly liquid investments with original maturities of three months or less.

(f) Financial assets and liabilities -

Financial assets and liabilities presented in the consolidated balance sheets correspond to cash and cash equivalents, accounts receivable, investments carried at cost and accounts payable. Financial instruments are offset when the Company has a legally enforceable right to net settle the recognized amounts and Management has the intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(g) Inventories -

Inventories are stated at the lower of average cost or net realizable value. Net realizable value is defined as the estimated sales price obtainable in the ordinary course of business, less estimated costs of completion and estimated selling and distribution expenses.

The accrual for obsolescence is based on an item-by-item analysis completed by Management and related amounts are charged to expense in the period in which the obsolescence is deemed to have occurred.

(h) Investments -

Investments in which the Company's interest is lower than 20 percent are stated at cost, less any impairment recognized as a result of declines in value deemed to be permanent. Dividends corresponding to these investments are credited to income when declared.

Investments in entities in which the Company's ownership is greater than 20 percent but less than 50 percent are accounted for by the equity method, recognizing the Company's proportionate share in the results of the affiliates in the consolidated statements of income. The measurement and reporting currency of affiliates is the Peruvian Nuevo Sol, with the exception of Yanacocha whose measurement and reporting currency is the U.S. dollar. The translation of the financial statements of Yanacocha results in exchange differences arising from translating (a) income and expense items at the exchange rates prevailing on the individual transaction dates, (b) assets and liabilities at the closing exchange rate, and (c) equity accounts at the historical exchange rates. The net exchange difference is classified in equity until further disposal of the net investment.

The purchase method is used to record business acquisitions. Under this method, the assets and liabilities of acquired businesses are recorded at fair value and any difference between the amount paid and the fair value of assets and liabilities acquired is recognized in the balance sheet as a mining concession.

For companies in which the Company's ownership is between 20 and 50 percent, any amount paid in excess of book value of the shares is reported in the Investment caption. The Company presents in this caption amounts paid over the book value of Yanacocha shares, and amortizes this amount using the units-of-production method, see Note 9(b).

As explained in Note 2 (s), IAS 39 will be effective in Peru as of January 1, 2003. In accordance with this standard, investments carried at cost should be measured at fair value through equity. Changes in fair value of investments carried at cost are to be recorded as a debit or credit to net equity.

Adoption of this standard will result in the Company recording a charge to retained earnings at January 1, 2003 of approximately S/5,634,000.

(i) Property, plant and equipment -

Property, plant and equipment are stated at cost, net of accumulated depreciation. Maintenance and minor repairs are charged to expense as incurred. Expenditures that result in future economic benefits, beyond those originally contemplated in standards of performance for the existing assets, are capitalized.

Depreciation is calculated under the straight-line method of accounting considering the following estimated useful lives:

Years

Buildings, constructions and other	33 and 10
Machinery and equipment	5 and 10
Transportation units	5
Furniture and fixtures	10

The useful life assigned and the depreciation method chosen by the Company are reviewed periodically to ensure that the method and the depreciation period are consistent with the economic benefit and life expectations for use of property, plant and equipment items.

Gains or losses resulting from disposal or retirement of these assets in the normal course of business are reported in the "other" caption of the consolidated statements of income.

(j) Exploration and mine development costs -

Exploration costs are charged to expense as incurred.

When it is determined that a mineral property can be economically developed, the costs incurred to develop it, including the costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. In addition, expenditures that increase significantly the economic reserves in the mining units under exploitation are capitalized. Mine development costs are amortized using the units-of-production method. On-going development expenditures to maintain production are charged to operations as incurred.

(k) Joint venture agreements -

The Company has entered into joint venture agreements with other mining companies for the purpose of exploring potential mining sites. The associated exploration costs are recognized using the pro-rata share method and are charged to expense when incurred.

(l) Mining concessions -

The mining concessions balance corresponds to the amounts paid in excess of fair value of net assets acquired in the purchase of Cedimin S.A.C. (Cedimin), Inversiones Colquijirca S.A. (Colquijirca), Sociedad Minera El Brocal S.A. (El Brocal) and Consorcio Energético de Huancavelica S.A. (Conenhua). The mining concession balances corresponding to Colquijirca and El Brocal are amortized using the units-of-production method, while the mining concession balances corresponding to Cedimin S.A.C. and Conenhua are amortized using the straight-line method over a period of 15 and 10 years, respectively.

Annually, the Company reviews the carrying amounts of mining concessions and assesses whether any potential impairment issues exist respective to recoverability. If it is evident that the mining concessions are impaired, the Company provides for the impairment loss in the statements of income.

(m) Impairment of assets -

The Company reviews for and evaluates the potential impact of impairment on its assets when events or changes in circumstance occur that indicate the book value may not be recoverable. An impairment loss is recognized for the amount by which the book value of an asset exceeds the higher of its net selling price or value in use. The value in use of an asset is generally calculated as the present value of the estimated future cash flows expected to be earned from continual use of the asset and from its disposal at the end of its useful life. An impairment loss recognized in a previous year is reversed if events or changes occur that indicate the estimates used when the impairment loss was recognized should be adjusted to reflect a more favorable cash flow scenario. The future cash flow assumptions used include, among other items, estimates of recoverable ounces and metric tonnes, estimates of realizable prices and costs, and estimates of production quantities. Assumptions in which estimated future cash flows are based are subject to risk and uncertainty. Differences between assumptions and market conditions and/or the Company's development profile could have a material effect on the financial situation and results of operations of the Company.

(n) Accruals -

An accrual is recognized only when the Company has a present obligation as a result of a past event, it is probable that resources of the Company will be required to settle the obligation, and the related amount can be reasonably estimated. Accruals are revised periodically and are adjusted to reflect the best available information at the date of the consolidated balance sheets.

(o) Recognition of revenues, costs and expenses -

Sales of concentrates are recorded at the time of shipment in the case of export sales or, when the concentrates physically pass to the customer's warehouse for domestic sales. Sales are recorded at estimated value according to preliminary billings. The sales amount is then adjusted in the period in which final billings are released. When it is evident that the quotations to be used in the final billings are lower than those used in the preliminary billing, the excess is reversed in the period in which final prices are known.

Costs and expenses are recorded on an accrual basis.

(p) Foreign currency transactions -

Transactions occurring in a foreign currency are recorded in local Peruvian currency by applying to the foreign currency amount the exchange rate at the transaction date. Exchange gains and losses resulting from differences between the closing exchange rate and the exchange rate used to initially record transactions, are recognized in the statement of income in the period in which they arise, see Note 4, and are presented in the caption "gain (loss) from exposure to inflation".

(q) Income tax and workers' profit sharing -

The income tax and workers' profit sharing balances are calculated and recorded pursuant to current legal regulations effective in Peru. Following the balance sheet liability method, the Company recognizes the effect of temporary differences between book and tax basis of assets and liabilities to the extent that such differences result in a deferred tax liability. Should a deferred asset arise, it is not recognized unless it is more likely than not that it will be recoverable.

(r) Contingencies -

Contingencies identified are assessed as remote, possible or probable. When a loss contingency is viewed to be possible, it is disclosed together with a range of possible loss, when determinable. When a loss contingency is viewed to be probable, it is disclosed and an accrual as to the most likely loss scenario is incorporated to the financial statements.

Contingent assets are not recognized in the financial statements; however, they may be disclosed in notes to the financial statements if it is probable that such contingent assets will be realized.

(s) Derivative transactions and risk management activities -

The Company and its operations are exposed to a number of market risks as a result of fluctuations in world metal prices, interest rates and exchange rates. Buenaventura uses derivative financial instruments to mitigate and manage these risks to the extent that the Company has a significant exposure.

Gains and losses on derivative financial instruments designed to cover variations in commodity metal prices are recorded upon settlement and are presented as "net sales" in the consolidated statements of income.

Gains and losses on derivative financial instruments designed to cover interest rate variability are recorded as realized or accrued, and are presented as "interest expense" in the consolidated statements of income.

When the exchange rate at the date of the consolidated balance sheet is less than the stated exchange rate fixed in a forward currency exchange agreement, the Company recognizes the corresponding loss in the consolidated statements of income.

IAS 39 "Recognition and Measurement of Financial Instruments" is effective January 1, 2003. This IAS requires all assets or liabilities related to derivative instruments be recognized in the consolidated balance sheet at fair value. Unless certain criteria are met which allow the derivatives to qualify as hedges, changes in fair value must be recognized in the results of the period.

As a result of the adoption of IAS 39 on January 1, 2003, the Company will record a charge to retained earnings of approximately S/439,554,000 in connection with derivative instruments, which must be marked to market under the new accounting standard.

(t) Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common and investment shares outstanding at the date of the consolidated balance sheets; treasury shares have been excluded from the calculation.

3. Convenience Translation of Peruvian Nuevos Soles amounts into
U.S. dollar amounts

The consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollar amounts are included solely for the convenience of the reader, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at December 31, 2002 (S/3.515 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as a representation that the Peruvian Nuevos Soles amounts have been, could have been or could be converted into U.S. dollars at the foregoing or any other rate of exchange.

4. Foreign currency transactions

Translations to foreign currency are completed using exchange rates prevailing in the market. As of December 31, 2002, the average exchange rate in the market for U.S. dollar transactions was S/3.513 for buying and S/3.515 for selling (S/3.441 for buying and S/3.446 for selling as of December 31, 2001).

As of December 31, 2001 and 2002, the Company had the following assets and liabilities denominated in foreign currency:

	2001	2002
	US$(000)	US$(000)

Assets
Cash and cash equivalents	2,225	3,163
Trade and other accounts receivable	18,156	21,475
Accounts receivable from affiliates	7,029	8,539
Long-term account receivable (including current portion)	-	2,494
	_________	_________
	27,410	35,671
	_________	_________

Liabilities
Bank loans	31,733	12,314
Trade accounts payable	965	6,404
Other current liabilities	5,458	2,470
Long-term debt (including current portion)	23,224	36,728
	_________	_________
	61,380	57,916
	_________	_________

Net liability position	(33,970)	(22,245)
	_________	_________

The devaluation (revaluation) rates of the Peruvian Nuevo Sol with respect to the U.S. dollar are as follows:

Year	Devaluation (revaluation)
%

1998	15.4
1999	11.1
2000	0.5
2001	(2.3)
2002	2.0

The translation of foreign currency assets and liabilities in 2002 resulted in a net loss of S/5,837,000 (net loss of S/447,000 in 2001). These amounts are included in the consolidated statements of income as "gain (loss) from exposure to inflation."

5. Cash and cash equivalents

(a) This item is made up as follows:

	2001	2002
	S/(000)	S/(000)

Cash	859	1,131
Current demand deposit accounts	9,467	5,823
Saving accounts	-	6,712
Time deposits
In local currency	70,661	73,000
In foreign currency	4,414	2,988
	_________	_________

	85,401	89,654
	_________	_________

(b) The Company maintains its current demand deposit accounts in local banks in Peruvian Nuevos Soles and U.S. dollars; these funds are unrestricted and earn interest at prevailing market rates.

(c) The Company maintains a time deposit in Peruvian currency for S/73,000,000, at an annual interest rate of 12 percent with maturity on January 9, 2003. Concurrent with contracting this time deposit, and with the purpose of hedging the foreign currency exchange risk associated to such, the Company executed a foreign currency forward contract for US$20,555,053 that expires on January 9, 2003 and has a specified exchange rate of S/3.6714 for each U.S. dollar. The time deposit and the forward contract were renewed on January 9, 2003 for a 101-day term.

In 2001 and 2002, the Company obtained interest income from time deposits and forward contracts in the amounts of S/8,079,585 and S/7,027,229, respectively.

6. Trade and other accounts receivable, net

(a) This item is made up as follows:

	2001	2002
	S/(000)	S/(000)

Trade	58,166	67,858
	_________	_________

Other
Compañía Minera El Palomo S.A.	8,052	8,052
Account receivable related to sale of Minera Yanaquihua S.A.C. shares, Note 1	-	5,241
Account receivable related to sale of Minera Huallanca S.A.C. shares, Note 1	-	4,040
Reimbursement of advances given to GyM S.A.	-	2,882
Advances and loans to suppliers and third parties	1,956	2,319
Interest receivable	2,119	2,139
Advances and loans to directors, officers and employees	3,449	2,110
Value added tax subject to reimbursement, note 18 (e)	159	1,485
Account receivable from TEBAMA on sale of trucks	-	1,088
Account receivable from Sociedad Minera Corona S.A. for sale of electric energy	315	446
Advance to Ferrovías Central Andino S.A.	-	398
Deposits in guarantee	33	383
Account receivable from shareholders of El Futuro de Ica S.R.L.	53	359
Other accounts receivable	3,308	5,426
	_________	_________
	19,444	36,368

Less - Allowance for doubtful accounts (b)	(10,202)	(10,342)
	_________	_________
	9,242	26,026

Less - Non current portion	(255)	(8,871)
	_________	_________
	8,987	17,155
	_________	_________

	67,153	85,013
	_________	_________

Trade accounts receivable are denominated in U.S. dollars, have current maturities and do not earn interest. Advances and loans to directors, officers and employees have current maturities and earn interest that is presented in the statements of income as financial income.

(b) Movement within the allowance for doubtful accounts for the years ended December 31, 2001 and 2002 is as follows:

	2001	2002
	S/(000)	S/(000)

Beginning balance	8,993	10,202
Accrual for the year, Note 22	998	308
Loss (gain) from exposure to inflation	211	(168)
	_________	_________

Ending balance	10,202	10,342
	_________	_________

In Management's opinion, the allowance for doubtful accounts is sufficient to cover bad debt risk on trade and other accounts receivable at the date of the consolidated balance sheets.

(c) The non-current portion of the receivable will mature as detailed below:

Year ended as of December 31,	Amount
S/(000)

2004	3,419
2005	211
2007	5,241
_________

8,871
_________

7. Inventories, net

(a) This item is made up as follows:

	2001	2002
	S/(000)	S/(000)

Mineral concentrates	28,495	31,324
Supplies	49,076	48,147
	_________	_________
	77,571	79,471

Less Slow moving and obsolescence supplies reserves	(5,684)	(5,874)
	_________	_________

	71,887	73,597
	_________	_________

The Company expects to use its supplies inventory in the normal course of operations. An immaterial amount related to supplies with slow turnover is classified as a current asset within this caption.

(b) The inventory reserve for supplies had the following movements during 2001 and 2002:

	2001	2002
	S/(000)	S/(000)

Beginning balance	1,639	5,684
Accrual for the year	4,045	190
	_________	_________

Ending balance	5,684	5,874
	_________	_________

In Management's opinion, the reserve above created by current and prior year write-offs, is sufficient to cover the risks of slow moving and obsolete supplies at December 31, 2001 and 2002.

8. Prepaid taxes and expenses

This item is made up as follows:

	2001	2002
	S/(000)	S/(000)

Value added tax credit	37,626	24,938
Income tax credit	2,959	10,719
Pre-paid insurance	1,293	4,178
Advances subject to reimbursement	703	891
Other	2,236	2,887
	_________	_________
	44,817	43,613
Less Current portion	(22,893)	(30,524)
	_________	_________

Non current portion	21,924	13,089
	_________	_________

In Management's opinion, the non-current portion of the value added tax credit will be recoverable through the offset of value added tax liabilities which are expected to arise in relation to future operations and through tax authority reimbursements.

9. Investments

(a) This item is made up as follows:

	Equity ownership percentage		Amount
	__________________		___________________
	2001	2002	2001	2002
	%	%	S/(000)	S/(000)

Investments carried at cost
Sociedad Minera Cerro Verde S.A.	9.17	9.17	19,176	19,176
Sociedad Minera El Brocal S.A.	-	2.35	-	1,004
Other			4,405	3,723
			_________	_________
			23,581	23,903
			_________	_________
Equity method investments
Minera Yanacocha S.R.L. (b)	43.65	43.65	892,803	1,146,852
Sociedad Minera Coshuro de Responsabilidad Limitada	45.90	45.90	938	779
Other			13	-
			_________	_________
			893,754	1,147,631
			_________	_________

			917,335	1,171,534
			_________	_________

The amount to be recorded as equity participation in Yanacocha was determined from audited financial statements as of December 31, 2001 and 2002.

In the last quarter of 2002, the Company sold 800,000 shares of El Brocal for S/1,526,000, resulting in the recognition of a loss in the amount of S/524,000, which is presented as "other, net" in the consolidated statements of income.

(b) The calculation of the equity investment in Yanacocha is as follows:

	2001	2002
	S/(000)	S/(000)

Yanacocha shareholders' equity at beginning of year	1,354,262	1,789,196
Participation percentage	43.65%	43.65%
	_________	_________
Company's participation in Yanacocha equity as of January 1st ,	591,135	780,984
Payment over the book value of Yanacocha's shares, net of cumulative amortization (i)	130,587	124,128
Elimination of intercompany gains (ii)	(13,203)	(12,309)
	_________	_________
Balance of investment as of January 1st	708,519	892,803
Participation in Yanacocha income	205,758	337,898
Dividends received, Note 34(a)	(15,238)	(77,663)
Amortization of payment over the book value of Yanacocha's shares (i)	(6,459)	(8,143)
Realization of intercompany gains (ii)	894	972
Cumulative translation effect, Note 17(g)	(671)	985
	_________	_________

Balance as of December 31,	892,803	1,146,852
	_________	_________

(i) Corresponds to a premium paid over the book value of Yanacocha shares in previous years, in connection with the Company's acquisition of an additional 11.35 percent interest in Yanacocha, through exercise of its preferential rights.

(ii) The elimination of related inter-company gains corresponds to profits generated in past years, and is presented net of the investment in Yanacocha for reporting purposes. The Company increases the investment and recognizes a gain in the share in affiliated companies as Yanacocha depreciates and amortizes the acquired assets.

(c) The amount recognized in the consolidated statements of income as "share in affiliated companies, net" is made up as follows:

	2001	2002
	S/(000)	S/(000)

Minera Yanacocha S.R.L.	200,193	330,728
Sociedad Minera Coshuro de Responsabilidad Limitada	(17)	85
	_________	_________

	200,176	330,813
	_________	_________

Yanacocha's income, and consequently the Company's share in such, has increased in 2002 as compared to 2001, primarily as a result of the following: (i) increase in price per ounce realized on gold sales from US$270 per ounce in 2001 to US$311 per ounce in 2002, and (ii) increase in volume of gold sold from 1,914,566 ounces in 2001 to 2,291,967 ounces in 2002. Higher revenues have been partially offset by: (i) an increase in the cash cost per ounce from US$123 in 2001 to US$133 in 2002, due to the start-up of a new mining unit, La Quinua, in October 2001, (ii) an increase in depreciation expense resulting from the addition of La Quinua's fixed assets, and (iii) an increase of interest expense due to higher indebtedness.

(d) Presented below is selected information about Yanacocha, the Company's most significant investment:

Economic activity -

Yanacocha is engaged in the exploration for and exploitation of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua; all mines are located in the department of Cajamarca, Peru.

The proved and probable gold reserves of Yanacocha equal 34.2 million and 32.6 million ounces as of December 31, 2001 and 2002, respectively.

Summary financial information based on the Yanacocha financial statements -

Presented below is certain summary financial information extracted from the Yanacocha financial statements and adjusted to conform to accounting practices and principles of the Company:

Summary Yanacocha balance sheet data as of December 31, 2001 and 2002:

	2001	2002
	US$(000)	US$(000)

Total assets	929,481	999,654
Total liabilities	417,552	356,951
Shareholders' equity	511,929	642,703

Summary data from the Yanacocha statements of income for the years ended 2001 and 2002:

	2001	2002
	US$(000)	US$(000)

Total revenues	519,567	714,813
Operating income	167,089	239,024
Net income	128,932	181,466

Dividends paid by Yanacocha -

Cash dividends paid by Yanacocha were S/77,663,000 in 2002 (S/15,238,000 in 2001).

Investment credit of Yanacocha -

Under Supreme Decree N 027-98-EF, mining companies can obtain a tax benefit ("Investment Credit") by reinvesting undistributed profits into capital expansion projects that increase the Company's productivity ("Reinvestment Program"). Investment Credits must be approved by the Ministry of Energy and Mines and are granted for an amount equal to 80 percent of the reinvested amount. In December of 2001 and 2002, Yanacocha established a Reinvestment Program for the years 2001 - 2004 with the decision to reinvest US$80 million respective to 2001 profits, and US$80 million respective to 2002 profits. The Reinvestment Program for 2001 generated an Investment Credit of US$19.2 million, which was used in equal parts to reduce the income tax of 2001 and 2002. The Investment Credit generated in 2002 respective to the Reinvestment Program was also US$19.2 million, which was used to reduce 2002 income tax. A Reinvestment Program with a total expenditure amount of US$255 million has been filed before the Ministry of Energy and Mines for approval. Undistributed profits of US$160 million, which are reserved for use in the Reinvestment Program, are classified as restricted earnings at December 31, 2002 and must be capitalized. The capitalized amount cannot be distributed in the four years subsequent to its capitalization.

10. Property, plant and equipment and accumulated depreciation

(a) The movements within the property, plant and equipment and accumulated depreciation account are shown below:

	Beginning balance	Additions	Retirements	Sales	Write-off (i)	Transfers	Ending balance
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
Land	5,454	309	(73)	-	-	-	5,690
Buildings, constructions and other	344,669	1,759	(4,762)	-	-	12,291	353,957
Machinery and equipment	462,581	33,536	(5,346)	-	-	1,401	492,172
Transportation units	33,757	245	(276)	(3,836)	(3,615)	211	26,486
Furniture and fixtures	10,553	45	(178)	-	-	16	10,436
Work in progress	17,706	26,264	(346)	-	-	(13,919)	29,705
	_________	_________	_________	_________	_________	_________	_________
	874,720	62,158	(10,981)	(3,836)	(3,615)	-	918,446
	_________	_________	_________	_________	_________	_________	_________

Accumulated depreciation
Building, constructions and other	156,981	10,297	(154)	-	-	-	167,124
Machinery and equipment	330,859	28,788	(2,601)	-	-	-	357,046
Transportation units	22,670	2,575	(127)	(2,645)	(2,278)	-	20,195
Furniture and fixtures	8,359	550	(153)	-	-	-	8,756
	_________	_________	_________	_________	_________	_________	_________
	518,869	42,210	(3,035)	(2,645)	(2,278)	-	553,121
	_________	_________	_________	_________	_________	_________	_________

Net cost	355,851						365,325
	_________						_________

(i) In 2002, the Company has written-off certain idle assets with a net book value of S/1,337,000.

(b) Fully depreciated assets amount to S/296,266,000 and S/316,654,000 as of December 31, 2001 and 2002, respectively.

(c) In 2001, an impairment loss of S/17,041,000 related to constructions at Julcani and Huachocolpa was recognized, after Management closed operations at those mining sites. Additionally, subsidiaries of the Company had idle asset write-offs in the amount of S/2,265,000.

(d) The distribution of annual depreciation expense to the balance sheet and statement of income captions was as follows:

	2001	2002
	S/(000)	S/(000)

Inventories	2,771	1,761
Operating costs	37,250	38,367
Exploration costs in non-operative mining areas	2,059	2,082
	_________	_________

	42,080	42,210
	_________	_________

11. Development costs and mineral land, net

(a) Movements within the development and mineral land cost and accumulated amortization accounts were as follows:

	Balance as of January 1st, 2001	Additions	Write-off	Balance as of December 31, 2001	Additions	Retirement for sale of investment in shares	Balance as of December 31, 2002
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Development costs
Antapite	30,857	15,435	-	46,292	-	-	46,292
Uchucchacua	42,411	3,255	-	45,666	18,883	-	64,549
Orcopampa	6,640	7,486	-	14,126	3,256	-	17,382
Tajo Norte	11,025	-	-	11,025	-	-	11,025
Ishihuinca	10,876	-	-	10,876	-	-	10,876
Huallanca	4,232	-	-	4,232	-	(4,232)	-
Other	1,228	946	(1,228)	946	276	-	1,222
	________	________	________	________	________	________	________
	107,269	27,122	(1,228)	133,163	22,415	(4,232)	151,346
	________	________	________	________	________	________	________

Mineral land
Los Tapados	12,906	-	-	12,906	-	-	12,906
Coshuro	2,298	-	-	2,298	-	-	2,298
Ishihuinca	455	-	-	455	-	-	455
Other	4,351	343	-	4,694	34	-	4,728
	________	________	________	________	________	________	________
	20,010	343	-	20,353	34	-	20,387
	________	________	________	________	________	________	________

Stripping costs - Tajo Norte (c)	14,103	13,212	-	27,315	11,682	-	38,997
	________	________	________	________	________	________	________

Total cost	141,382	40,677	(1,228)	180,831	34,131	(4,232)	210,730
	________	________	________	________	________	________	________

	Balance as of January 1st, 2001	Additions	Write - off	Balance as of December 31, 2001	Additions	Retirement for sale of investment in shares	Balance as of December 31, 2002
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Accumulated amortization of:
Development costs
Antapite	-	2,315	-	2,315	4,615	-	6,930
Uchucchacua	19,250	4,954	-	24,204	5,776	-	29,980
Orcopampa	-	2,145	-	2,145	2,503	-	4,648
Tajo Norte	2,338	868	-	3,206	870	-	4,076
Ishihuinca	10,876	-	-	10,876	-	-	10,876
Huallanca	7	-	-	7	-	(7)	-
Other	-	14	-	14	1,170	-	1,184
	________	________	________	________	________	________	________
	32,471	10,296	-	42,767	14,934	(7)	57,694
	________	________	________	________	________	________	________

Mineral lands
Los Tapados	39	1,291	-	1,330	1,290	-	2,620
Coshuro	7	230	-	237	229	-	466
Ishihuinca	455	-	-	455	-	-	455
Other	1,993	440	-	2,433	484	-	2,917
	________	________	________	________	________	________	________
	2,494	1,961	-	4,455	2,003	-	6,458
	________	________	________	________	________	________	________

Total accumulated amortization	34,965	12,257	-	47,222	16,937	(7)	64,152
	________	________	________	________	________	________	________

Net carrying value	106,417			133,609			146,578
	________			________			________

(b) The annual amortization expense was distributed as follows:

	2001	2002
	S/(000)	S/(000)

Exploration and development costs in operational mining sites, Note 21	9,570	14,005
Operating costs	1,961	2,003
Inventories	726	929
	_________	_________

	12,257	16,937
	_________	_________

(c) Deferred stripping costs -

The Company has deferred excess stripping costs (waste extraction costs) incurred in the expansion of the Tajo Norte area with the intent to reasonably match revenues and production costs. The maintenance of level production costs is achieved through the deferral of above average overburden removal costs in the periods when they occur and amortization of such in subsequent mining periods. In order to calculate the amount of deferred stripping cost to record as normal period expense, Management obtains a coefficient by dividing the estimated tons of waste material to move by the estimated tons of mineral to be extracted during the useful life of the related area. This coefficient is estimated to be 7.47 MT of waste material requiring to be moved to obtain 1 MT of extracted mineral. Costs related to additional quantities of waste that must be moved to obtain 1 MT of mineral are deferred when the actual waste material extracted is higher than the estimate; likewise, these costs are amortized when actual waste mineral extraction is lower than the estimate. The actual coefficient was 10.48/1 in 2002 (11.21/1 in 2001).

12. Mining concessions, net

(a) Movements within the mining concession cost and accumulated amortization accounts were as follows:

	Balance of January 1, 2001	Additions	Balance as of December 31, 2001	Additions	Retirements	Balance as of December 31, 2002
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
Cedimin S.A.C.	167,313	-	167,313	-	(3,011)	164,302
Inversiones Colquijirca S.A.	39,694	-	39,694	-	-	39,694
Consorcio Energético de Huancavelica S.A.	8,515	-	8,515	-	-	8,515
Sociedad Minera El Brocal S.A. (b)	-	-	-	10,328	(4,980)	5,348
	_________	_________	_________	_________	_________	_________
	215,522	-	215,522	10,328	(7,991)	217,859
	_________	_________	_________	_________	_________	_________
Accumulated amortization
Cedimin S.A.C.	9,029	10,712	19,741	10,343	-	30,084
Inversiones Colquijirca S.A.	5,725	4,164	9,889	4,168	-	14,057
Consorcio Energético de Huancavelica S.A.	-	73	73	872	-	945
Sociedad Minera El Brocal S.A.	-	-	-	917	-	917
	_________	_________	_________	_________	_________	_________
	14,754	14,949	29,703	16,300	-	46,003
	_________	_________	_________	_________	_________	_________

Net cost	200,768		185,819			171,856
	________		________			_________

(b) During the first semester of 2002, Buenaventura acquired 4,447,342 shares of Sociedad Minera El Brocal S.A. through a Lima Stock Exchange transaction in the amount of S/11,888,000. The amount paid exceeded fair value of the investment shares by S/10,328,000.

13. Bank loans

Bank loans, contracted in U.S. dollars, are as follows:

	Annual interest rate	2001	2002
		S/(000)	S/(000)

Compañía de Minas Buenaventura S.A.A.
Banco de Crédito del Perú	2.61% to 3.60%	35,386	-
BBVA Banco Continental	2.03% to 2.92%	28,028	-

Sociedad Minera El Brocal S.A.
Banco de Crédito del Perú	Ranging from 3.68% to 4.69%	10,514	10,545
Banco Internacional del Perú Interbank	Ranging from 5.18% to 5.55%	6,483	7,030
Banco Wiese Sudameris	Ranging from 5.32% to 5.84%	8,761	4,868
Banco Interamericano de Finanzas BIF	Ranging from 4.32% to 4.48%	876	3,093

Inversiones Mineras del Sur S.A.
Banco Wiese Sudameris	3.38%	13,926	7,638
Banco Wiese Sudameris	3.88%	-	6,327
Banco de Crédito del Perú	2.63%	3,505	3,515

Other subsidiaries		4,130	332
		_________	_________

		111,609	43,348
		_________	_________

Bank loans were obtained to finance working capital needs and have short-term maturities. The pre-export loans obtained by Sociedad Minera El Brocal S.A. are guaranteed by the related shipments of lead and zinc concentrate inventories. The other bank loans do not have specific guarantees.

The weighted average interest rate on bank loans was 5.8 percent and 3.51 percent, respectively, in 2001 and 2002.

14. Other current liabilities

This item is made up as follows:

	2001	2002
	S/(000)	S/(000)

Taxes payable	15,782	17,672
Stock Appreciation Rights, Note 22	2,223	8,526
Remuneration and similar benefits payable	4,191	8,288
Accrual for mine closing and environmental protection expenses	10,346	6,966
Royalties payable, Note 33(b)	3,884	5,097
Accrual for exchange difference loss related to a forward contract, Note 5(c)	-	3,341
Dividends payable	1,351	1,328
Workers' profit payable	144	848
Other liabilities, each individually less than S/1,500,000	10,532	11,057
	_________	_________

	48,453	63,123
	_________	_________

Stock Appreciation Rights -

The Company has a program under which certain executives earn a cash bonus equal to that executive's allotted number of ADS units multiplied by the difference between the market value at a future date of the Company's ADS and the base price on the executive's ADS units. This program remains in effect as long as the executive works for the Company at each program's settlement date.

The number of ADS units upon which this bonus is granted, together with their base prices, are detailed bellow:

Number of ADS units	Base price
US$

125,000	17.904
170,000	12.478
190,000	16.407
195,000	12.928
200,000	19.310
_________

880,000
_________

The number of ADS units which will be granted to executives subject to the stock appreciation rights bonus in future years, are as follows:

Years	Number of ADS units to be granted

2003	45,000
2004	81,200
2005	115,600
2006	147,800
2007	180,200
Thereafter	310,200
__________

880,000
_________

As of December 31, 2002, the Company has recorded an expense amounting to S/6,303,000 in connection with this program (S/2,223,000 as of December 31, 2001), which is recorded in the "general and administrative" account in the operating expenses section of the consolidated statements of income.

Accrual for mine closing and environmental protection expenses -

The accrual for mine closing and environmental protection expenses relates primarily to the following two events:

In November 1999, Management decided to suspend exploitation activities in the Julcani mining unit and to dedicate its efforts in the exploration for new reserves. Later, in November 2001, the Company decided to suspend exploration and exploitation operations in the Huachocolpa mining site. A detail of the movements within the accrual for mine closing and environmental protection expenses follows:

S/(000)

Balance as of January 1st, 2001	11,307

Additions	1,109
Disbursements	(2,279)
Loss from exposure to inflation	209
_________

Balance as of December 31, 2001	10,346

Disbursements	(3,205)
Gain from exposure to inflation	(175)
_________

Balance as of December 31, 2002	6,966
_________

The accrual for mine closing and environmental protection expenses is based on studies completed by independent engineers and completed in accordance with current environmental protection regulations. The Company expects to disburse all amounts related to this program by the end of 2005.

15. Long-term debt

(a) Long-term debt is composed of the following loans, principally denominated in U.S. dollars:

Entity	Guarantee	Annual interest rate	Final maturity	2001	2002
				S/(000)	S/(000)

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú (i)	Guaranteed by Buenaventura	11.00%	January 2008	70,092	70,300

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura	Libor plus 1.20% (2.58% as of December 31, 2002)	April 2005	42,932	32,748

Sociedad Minera El Brocal S.A. (c)
Banco de Crédito del Perú	No specific guarantees	Libor plus 3.75% (5.13% as of December 31, 2002)	September 2006	19,275	19,333
Teck Cominco Metals Ltd. (ii)	No specific guarantees	Libor plus 6.00% (7.38% as of December 31, 2002)	September 2008	5,484	5,942
Other				956	777

Other subsidiaries				1,153	-
				_________	________
				139,892	129,100

Less-Current portion				(7,107)	(17,005)
				_________	________

Long-term portion				132,785	112,095
				_________	_________

(i) This note contains a quarterly roll over provision, has a final maturity date in 2008 and is fully guaranteed by Buenaventura. In January 2003, this loan was rolled over and an annual interest rate of 4.5% was established.

(ii) This loan is subordinated to the obligations established in the loan agreement signed with Banco de Crédito del Perú, see (i).
    The long-term debt maturity schedule as of December 31,2002 is as follows:

Year ended December 31,	Monto
S/(000)

2004	22,422
2005	12,916
2006	6,457
2008	70,300
_________

112,095
_________

(c) The financing agreements include certain covenants that require compliance with financial indicators as specified in the contracts. As of December 31, 2001 and 2002, the Company has fulfilled all commitments related to financial indicators.

(d) The weighted average interest rate on long-term debt was 10.77 percent and 7.68 percent in 2001 and 2002, respectively.

16. Minority interest

The minority interest liability shown in the consolidated balance sheets is composed of the following:

	2001	2002
	S/(000)	S/(000)

Inversiones Colquijirca S.A.	18,314	31,042
S.M.R.L. Chaupiloma Dos de Cajamarca	10,770	13,396
Minera Paula S.A.C.	1,826	1,628
Inversiones Mineras del Sur S.A.	(534)	1,072
Minera Colquirrumi S.A.	(468)	(1,355)
Others	(222)	(298)
	_________	_________

	29,686	45,485
	_________	_________

"Minority interest income (expense)" is presented in the consolidated statements of income and is made up as follows:

	2001	2002
	S/(000)	S/(000)

Inversiones Colquijirca S.A.	16,644	(1,761)
Inversiones Mineras del Sur S.A.	1,947	(1,607)
S.M.R.L. Chaupiloma Dos de Cajamarca	(14,901)	(21,609)
Minera Colquirrumi S.A.	258	887
Other	24	294
	_________	_________

	3,972	(23,796)
	_________	_________

17. Shareholders' equity

(a) Capital stock -

The Mandatory Annual Shareholders' meeting held on March 26, 2002, decide to increase the Company's capital stock from S/184,835,000 to S/604,021,000 through the capitalization of a portion of retained earnings as of December 31, 2001and by increasing the nominal value of the common shares - Series A and B from S/1 to S/4. From the capitalized amount of S/419,186,000, S/131,409,000 corresponds to common shares - Series A and S/287,777,000 to common shares - Series B.

The Shareholders' Meeting held on April 30, 2002 approved the re-designation of common shares - Series B as common shares - Series A, and then immediately approved the re-designation of common shares Series A as common shares. Both decisions were effective May 3, 2002, at which date the Company's capital stock is comprised of 137,444,962 common shares with a nominal value of S/4 each.

As a result of the restatement of the 2001 financial statements for inflation at December 31, 2002, the Company is permitted to issue additional common shares for a total value of S/54,241,000.

(b) Investment shares -

The Annual Shareholders' meeting mentioned in paragraph (a) above, also decided to increase the investment shares account from S/498,000 to S/1,634,000, by increasing the nominal value of investment shares from S/1 to S/4, concurrent with capitalization of a portion of retained earnings equal to S/1,136,000. As a consequence, effective May 3, 2002, there are 372,320 investment shares with a nominal value of S/4 each.

As a result of the restatement of the 2001 financial statements for inflation at December 31, 2002, the Company is permitted to issue additional investment shares for a total value of S/145,000.

(c) Additional capital -

The additional paid-in capital principally relates to the premium received on the issuance of Series B common shares. Additionally, it includes a gain that resulted from the sale of ADR, as explained in paragraph 17(e).

(d) Legal reserve -

According to the Ley General de Sociedades (General Corporations Law), applicable to individual and unconsolidated financial statements, a minimum of 10% of distributable income in each year, after deducting income tax, shall be transferred to a legal reserve, until such reserve is equal to 20 percent of capital stock. This legal reserve may be used to offset losses or may be capitalized; however, if used to offset losses or if capitalized, the reserve must be replenished with future profits.

(e) Treasury shares -

In January of 2001, in compliance with Article N 104 of the Nueva Ley General de Sociedades (New General Corporations Law), Buenaventura sold through a Lima Stock Exchange transaction its treasury shares. The treasury shares, which were constituted by 628,856 common shares Series A, with a carrying value of S/8,238,000, were sold to its subsidiary Condesa for a total value of S/17,502,000. The gain generated by this sale amounted to S/9,264,000 and was eliminated in the consolidation of the financial statements as such arose as a result of an inter-company transaction.

In September of 2001, with the participation of the Bank of New York, Condesa exchanged through the Lima Stock Exchange 1,000,000 of Buenventura's common shares - Series B for 500,0000 ADR (one ADR has a value equivalent to two shares).

Subsequently, Condesa sold to third parties 178,000 ADR for approximately S/13,502,000, thus realizing a gain of S/8,839,000, which is presented as "additional paid-in capital" in the consolidated statements of changes in shareholders' equity.

In the first quarter of 2002, Condesa sold to third parties an additional 322,000 ADR for approximately S/23,545,000, realizing a gain of S/19,466,000, which is presented as "additional paid-in capital" in the consolidated statements of changes in shareholders' equity.

(f) Declared and paid dividends -

The Annual Shareholders' meeting held on March 26, 2002 approved a cash dividend of S/29,568,000 (equivalent to S/0.21 per share), from retained earnings as of December 31, 2001. The cash dividend includes dividends of S/2,268,000 paid to a subsidiary. The dividends were available to shareholders from April 2002.

The Board of Directors' meeting held on October 22, 2002 approved a dividend distribution of S/43,825,000 (equivalent to S/0.32 per common share), corresponding to a portion of the retained earnings as of December 31, 2002. The cash dividend includes dividends of S/3,369,000 paid to a subsidiary. In addition, the Directors approved a dividend distribution to be paid using the shares of Sociedad Minera El Brocal S.A. (The El Brocal share dividend paid one El Brocal share to all entities and individuals holding between 1 and 100 common or investment shares of Buenaventura; entities or individuals with more than 100 shares were allotted one additional El Brocal share for each 100 common or investment shares held). Pursuant to this dividend declaration, the Company distributed 1,379,995 common shares of El Brocal at a fair value of S/2,829,000 (S/2.05 per share), including El Brocal stock dividends to a subsidiary with a fair value equal to S/217,000. The net carrying value of these shares was S/3,625,000, after having recognized a loss of S/796,000, which is presented as "other, net" in the consolidated statements of income. Cash dividends and dividends in shares of El Brocal were available in December 2002.

The Mandatory Annual Shareholders' meeting held on March 29, 2001 approved a cash dividend of S/34,816,000 (equivalent to S/0.25 per share), from retained earnings as of December 31, 2000. The cash dividends paid includes dividends of S/2,922,000 paid to a subsidiary. The dividends were available to shareholders in May 2001.

In addition, the Board of Directors' meeting held on October 29, 2001 approved a cash dividend of S/15,260,000 (equivalent to S/0.11 per share), on profits of the year 2001. The cash dividend paid includes dividends of S/1,252,000 paid to a subsidiary. The dividends were available to shareholders in November 2001.

(g) Cumulative translation adjustment -

This amount corresponds to the exchange differences that arise as a result of applying the methodology described in Note 2 when translating the financial statements of Yanacocha from U.S. dollars to Peruvian Nuevos Soles.

These exchange differences will be presented in equity until the related investment is disposed of.

18. Taxation

(a) The Company is subject to Peruvian tax law. The statutory income tax rate in Peru was 30 percent for the year ended 2001. For the year ended 2002 and thereafter, the income tax rate will be 27 percent.
    Effective January 1, 2003, all individual persons and corporations not legally domiciled in Peru must pay an additional tax of 4.1 percent on dividends received. If it is determined that a corporation has distributed dividends by unauthorized or indirect means, the corporation will be required to pay an additional tax of 4.1% on these expenses, or any amount which in reality by their nature constitute dividend disbursements to individual persons or corporations not domiciled in Peru.
    Effective April 1, 2003, Peruvian corporations are obligated to make an additional payment in advance of the income tax, which will be considered as a prepayment toward the annual income tax to be paid. The amount of this advance payment will be calculated based on the Company's net assets as of December 31 of the previous year adjusted by the Wholesale Price inflation index as of March 31 of the year to which the payment corresponds. The resulting prepayment amount shall be paid in nine equal installments from April to December of each year.

(b) The tax authorities are legally entitled to review and, if necessary, adjust the income tax calculated by the Company during the four years subsequent to the year of the related tax return filing. The income tax and value added tax returns of the following years are pending review by the tax authorities:

Entity	Years open to review by tax authorities

Buenaventura	2000, 2001 y 2002
Buenaventura Ingenieros S.A.	1998, 1999, 2000, 2001 y 2002
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. Cedimin	1998, 1999, 2000, 2001 y 2002
Compañía Minera Condesa S.A.	1998, 1999, 2000, 2001 y 2002
Compañía Minera Colquirrumi S.A.	1998, 1999, 2000, 2001 y 2002
Consorcio Energético de Huancavelica S.A.	1998, 1999, 2000, 2001 y 2002
Contacto Corredores de Seguros S.A.	1998, 1999, 2000, 2001 y 2002
Inversiones Colquijirca S.A.	1998, 1999, 2000, 2001 y 2002
Inversiones Mineras del Sur S.A.	1998, 1999, 2000, 2001 y 2002
Metalúrgica Los Volcanes S.A.	1998, 1999, 2000, 2001 y 2002
Minera Paula 49 S.A.C.	1998, 1999, 2000, 2001 y 2002
Minas Conga S.R.L.	1998, 1999, 2000, 2001 y 2002
Minera Shila S.A.C.	1998, 1999, 2000, 2001 y 2002
S.M.R.L. Chaupiloma Dos de Cajamarca	1998, 1999, 2000, 2001 y 2002

Due to various possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company. In the event that additional taxes payable, interest and surcharges result from tax authority reviews, they will be charged to expense in the period assessed and paid. However, in the opinion of Management, there are no issues that may result in significant tax contingencies for the Company and any additional tax assessment would not be significant to the financial statements as of December 31, 2001 and 2002.

(c) During 2000, the tax authorities reviewed Yanacocha's income tax and value added tax returns for the years ended 1998 and 1999, and additionally reviewed the value added tax returns for January and February 2000. As a result of such review, Yanacocha has received tax assessments amounting to US$24.9 million; Yanacocha has appealed these assessments.

In the opinion of Yanacocha's management and its tax advisors, the outcome of appeals related to these assessments is expected to be favorable to Yanacocha.
    The tax loss carryforward calculated by Buenaventura is approximately S/54,845,000 as of December 31, 2002, and may be used to offset future taxable income until 2004.

    For tax purposes in Peru, Buenaventura and its consolidated subsidiaries are not permitted to file a consolidated income tax return. The detail of the tax loss carryforward by subsidiary is as follows:

	2001	2002
	S/(000)	S/(000)

Compañía de Minas Buenaventura S.A.A.	21,042	54,845
Inversiones Colquijirca S.A. (Sociedad Minera El Brocal S.A.)	27,155	36,361
Inversiones Mineras del Sur S.A.	38,097	25,986
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	10,270	12,429
Buenaventura Ingenieros S.A.	13,044	12,280
Compañía Minera Condesa S.A.	-	10,249
Consorcio Energético Huancavelica S.A.	6,349	2,719
Minera Huallanca S.A.C.	10,747	-
	_________	_________

	126,704	154,869
	_________	_________

  Buenaventura is allowed to recover the value added tax (VAT) paid on acquisitions that support export activities. VAT paid on acquisitions that support export activities, generally calculated as a proportionate percentage of all acquisitions, may be used to offset VAT payables resulting from local sales, income tax and other taxes. Alternatively, a request for refund may be filed with the tax authorities.

19. Net sales by geographic region

The Company's revenues primarily result from the sale of precious metal concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and dore bars. The following table shows net sales by geographic region:

	2001	2002
	S/(000)	S/(000)

Peru	251,490	306,331
Europe	124,853	164,411
North America	29,210	35,704
Asia	48,746	19,603
Oceania	-	4,916
	_________	_________
	454,299	530,965
Income from hedging transactions, note 30	59,598	48,921
	_________	_________

	513,897	579,886
	_________	_________

See also Note 32, which discusses sales commitments and concentrations.

20. Operating costs

This item is made up as follows:

	2001	2002
	S/(000)	S/(000)

Contractors	75,628	83,510
Supplies	71,025	65,206
Personnel expenses	57,889	56,354
Other	49,309	52,719
	_________	_________

	253,851	257,789
	_________	_________

21. Exploration and development costs in operational mining sites

This item is made up as follows:

	2001	2002
	S/(000)	S/(000)

Exploration expenses
Uchucchacua	14,679	20,002
Orcopampa	11,170	16,349
Huallanca	3,511	-
Julcani	-	2,514
Paula	3,119	2,094
Antapite	2,524	8,962
Yanaquihua	2,374	-
Shila	2,008	4,645
Ishihuinca	1,972	2,262
Others	8,568	1,747
	_________	_________
	49,925	58,575
Amortization of development costs, Note 11(b)	9,570	14,005
	_________	_________
	59,495	72,580
	_________	_________

22. General and administrative expenses

This item is made up as follows:

	2001	2002
	S/(000)	S/(000)

Personnel expenses	32,214	32,732
Professional fees	9,099	13,932
Stock Appreciation Rights, Note 14	2,223	6,303
Board member's remuneration	2,749	2,856
Insurance	1,219	1,473
Supplies	1,654	1,452
Rentals	2,333	825
Maintenance	893	741
Accrual for doubtful receivables, Note 6(b)	998	308
Other expenses	9,796	13,490
	_________	_________

	63,178	74,112
	_________	_________

23. Exploration in non-operational mining areas

The breakdown of this item follows:

	2001	2002
	S/(000)	S/(000)
Exploration in areas external to the mining sites
Buenaventura owned projects, Note 33(d)
Pozo Rico Mesa de Plata	1,237	4,064
Hatun Orco	-	2,353
San Gregorio	76	2,331
Coimolache	-	1,975
P.P. Puno	-	1,805
Huancavelica	5,024	1,714
La Zanja	4,774	1,376
Ccarhuaraso	2,295	1,182
Poracota	-	924
Los Pircos	1,975	702
Marcapunta	148	40
Other	2,053	76
	_________	_________
	17,582	18,542
	_________	_________

Exploration in Joint ventures, Note 33(e)
Lancones	-	3,981
Salpo	-	2,322
Patagonia	-	1,845
Samana	1,953	525
Other	1,440	724
	_________	_________
	3,393	9,397
	_________	_________

Exploration in mining sites
Huachocolpa	12,564	4,816
Julcani	10,149	1,619
Antapite	-	1,765
	_________	_________
	22,713	8,200
	_________	_________

Studies and project expenses	4,768	1,534
	_________	_________

	48,456	37,673
	_________	_________

Exploration activities in the non-operational areas of Huachocolpa and Julcani have decreased due to exploration efforts to date not having been successful; and thus, Management has decided to focus its exploration efforts in other areas.

24. Selling expenses

This item is made up as follows:

	2001	2002
	S/(000)	S/(000)

Freight	18,867	15,621
Sundry services	4,461	5,155
Other	3,000	1,948
	_________	_________

	26,328	22,724
	_________	_________

25. Interest income and expense

This item is made up as follows:

	2001	2002
	S/(000)	S/(000)

Interest income
Interest on loans	3,466	136
Interest on deposits	10,108	8,477
	_________	_________

	13,574	8,613
	_________	_________

Interest expense
Interest on loans	(17,387)	(14,461)
Interest on overdrafts and other	(338)	(1,149)
	_________	_________

	(17,725)	(15,610)
	_________	_________

26. Other income and expense, net

This item is made up as follows:

	2001	2002
	S/(000)	S/(000)

Other income
Gain from termination of contract, note 34(a)	6,434	-
Gain on sale of supplies, net	-	2,877
Gain on sale of property, plant and equipment	-	1,619
Revenues related to services provided to Yanacocha, net	-	1,565
Revenues from sale of energy	726	1,002
Other	6,439	2,062
	_________	_________
	13,599	9,125
	_________	_________
Other expenses
Additional taxes	298	1,439
Employee termination bonuses	1,020	1,436
Accrual for impairment loss on investments	-	1,414
Loss on sale of shares, note 9 and 17(f)	-	1,320
Project for social development in the department of Huancavelica	-	755
	_________	_________
	1,318	6,364
	_________	_________

Net	12,281	2,761
	_________	_________

27. Income tax and workers' profit sharing

(a) The income tax and workers' profit sharing amounts shown in the consolidated statements of income are made up as follows:

	2001	2002
	S/(000)	S/(000)

Income tax
Current
S.M.R.L. Chaupiloma Dos de Cajamarca	16,058	20,120
Compañía Minera Condesa S.A.	4,617	-
Minera Shila S.A.C.	-	2,170
Other	140	301
	_________	_________
	20,815	22,591
	_________	_________

Deferred
Inversiones Colquijirca S.A.	2,886	2,494
Minera Shila S.A.C.	(260)	17
Other	1,502	-
	_________	_________
	4,128	2,511
	_________	_________
Total	24,943	25,102
	_________	_________

Workers' profit sharing (i)
Current
Minera Shila S.A.C.	-	699
	_________	_________
	-	699
	_________	_________
Deferred
Inversiones Colquijirca S.A.	122	803
Minera Shila S.A.C.	(83)	6
Other	651	-
	_________	_________
	690	809
	_________	_________

Total	690	1,508
	_________	_________

(i) In accordance with Peruvian legislation, mining companies that have more than 20 employees should accrue an amount equal to 8% of annual taxable income to be distributed under an employee profit-sharing plan. As of December 31, 2001 and 2002, S.M.R.L. Chaupiloma Dos de Cajamarca and Compañía Minera Condesa S.A. have less than 20 employees.

(b) As explained in Note 2(q), the Company recognizes temporary differences between tax and book bases of assets and liabilities through the recording of deferred tax assets and liabilities. The income tax and workers' profit sharing liability is composed of the following items:

	2001			2002
	______________________________________________________			______________________________________________________
	Income tax	Workers' profit sharing	Total	Income tax	Workers' profit sharing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Deferred asset
Tax loss carryforward	46,903	14,129	61,032	38,748	11,352	50,100
Write-down of inventory	4,231	1,366	5,597	4,361	1,405	5,766
Stock Appreciation Rights	552	178	730	2,118	682	2,800
Accrual for mine closing and environmental protection expenses	2,571	828	3,399	1,730	557	2,287
Impairment of assets	1,413	454	1,867	1,392	448	1,840
Accrual for employee vacations	33	11	44	546	176	722
Other	918	295	1,213	1,028	330	1,358
	_________	_________	_________	_________	_________	_________
	56,621	17,261	73,882	49,923	14,950	64,873
	_________	_________	_________	_________	_________	_________

Deferred liability
Mineral stripping costs	(6,784)	(2,186)	(8,970)	(9,687)	(3,120)	(12,807)
Voluntary revaluation	(4,710)	(1,516)	(6,226)	(4,350)	(1,401)	(5,751)
Other	(14)	(4)	(18)	(56)	(18)	(74)
	_________	_________	_________	_________	_________	_________
	(11,508)	(3,706)	(15,214)	(14,093)	(4,539)	(18,632)
	_________	_________	_________	_________	_________	_________

Deferred asset, net	45,113	13,555	58,668	35,830	10,411	46,241

Less - Allowance for deferred asset recoverability	(55,670)	(16,951)	(72,621)	(48,895)	(14,620)	(63,515)
	_________	_________	_________	_________	_________	_________

Deferred liability	(10,557)	(3,396)	(13,953)	(13,065)	(4,209)	(17,274)
	_________	_________	_________	_________	_________	_________

28. Basic and diluted earnings per share

(a) The computation of the basic and diluted earnings per share for the years ended December 31, 2001 and 2002 is presented below:

	2001	2002

Net income (numerator)	S/217,208,000	S/388,526,000
Shares (denominator)	126,608,152	127,221,219
Earnings per share	S/1.72	S/3.05

(b) The number of shares to be used as the denominator in the calculation of basic and diluted earnings per share for the years ended December 31, 2001 and 2002 was determined as follows:

	2001	2002

Common shares	137,444,962	137,444,962
Investment shares	372,320	372,320
	___________	___________
	137,817,282	137,817,282

Less - treasury shares	(11,209,130)	(10,596,063)
	___________	___________

	126,608,152	127,221,219
	__________	__________

29. Disclosure about information by segments

International Accounting Standard (IAS) 14, revised, requires enterprises to disclose financial information by business and/or geographical segment. Companies should consider their organizational and management structure and their internal financial reporting system when identifying segments. Segments are generally defined by the manner in which the Company presents data to high-level management for their use in evaluating each unit's past performance and for making decisions about future allocations of resources. Management of Buenaventura bases their decisions on and evaluates business development in terms of the mining segments' performance. The electric, mining consulting and insurance segments are not significant and, therefore, are not considered in the making of decisions or in the evaluation of business development. Management therefore considers that the Company's only reportable segment is mining.

30. Derivative financial instruments

Risk of commodity price fluctuations

(a) The Company utilizes derivative financial instruments to mitigate certain market risks to which the Company is exposed. The principal market risk for the Company relates to the impact of price fluctuations on precious metals. Historically, world market prices for precious metals have fluctuated widely and are subject to the influence of several factors beyond the Company's control.

The Company's derivative contracts are limited in number and confined to activities that Management believes to be consistent with the Company's risk management objectives. The Company does not hold or issue financial instruments for trading purposes.

Senior management of the Company actively participates in the quantification, monitoring and control of all significant risks. Within the Company, there exist appropriate controls to ensure segregation of functions, such as execution, registry, valuation, monitoring and payment, related to derivative activities. Additionally, Management reports periodically to the Audit Committee of the Board of Directors on subjects related to derivative activities and open contract positions.

(b) In 2002, the Company recognized revenues of S/48,921,000 (S/59,598,000 in 2001) in connection with derivative operations settled in the period. These revenues are presented as part of the "net sales" caption in the consolidated statements of income.

(c) The tables below present details related to commodity derivative instruments outstanding as of December 31, 2002:

Compañía de Minas Buenaventura S.A.A. has the following forward sales contracts and collared options:

Metal	Quantity		Collared price range	Period
	______________________
	Minimum	Maximum
			(US$/Oz)

Silver	8,104,000	12,704,000(i)	US$5.80 to US$6.33	January 2003 - August 2006
Gold	3,104,500	3,457,000(ii)	US$340 to US$420	January 2003 - December 2011

(i) Maximum quantity includes 3,500,000 Oz Ag with a guaranteed minimum sale price of US$5.80 Oz/Ag (minimum price valid only and when silver price is above US$4.15 Oz/Ag) and a maximum sale price of US$6.20 Oz/Ag. Maximum quantity also includes 1,100,000 Oz Ag with a guaranteed sales price of US$6 Oz/Ag, only and when the silver price is above US$4 Oz/Ag.

(ii) Maximum quantity includes guaranteed sales of 142,500 Oz Au and 210,000 Oz Au only and when gold prices are above US$279.50 Oz/Au and 265 Oz/Au, respectively.

Sociedad Minera El Brocal S.A. has the following put options, call options and forward commodity contracts outstanding at December 31, 2002:

Metal	Quantity	Price	Period

Put options
Zinc	10,800 MT	US$775/MT	January 2003 - December 2003

Call options
Zinc	10,800 MT	US$900/MT	January 2003 - December 2003

Future contracts
Zinc (*)	10,800 MT	US$895/MT	January 2003 - December 2003
Zinc	10,800 MT	US$869/MT	January 2003 - December 2003
Silver	600,000 Oz	US$5.10/Oz	January 2003 - December 2003
Silver	300,000 Oz	US$5.05/Oz	January 2003 - December 2003

(*) This derivative instrument has a daily fade-out provision if zinc price is at or below US$ 750/MT.

The mark-to-market value at December 31, 2002 of the outstanding derivative transactions is negative US$124,926,000.

Foreign currency exchange risk -

Below is a detail of the foreign currency derivative instruments outstanding as of December 31, 2002:
    Sociedad Minera El Brocal S.A.

    In December of 2002, Sociedad Minera El Brocal signed a forward currency exchange contract to purchase US$1,000,000 in February 2003 at a rate of S/3.5482 per one U.S. dollar. As agreed under the contract, the Company was committed to establish a restricted fund in the amount of US$100,000 (S/351,000) as of December 31, 2002. This restricted fund was created and is shown in the consolidated balance sheets as an "other accounts receivable."

    The fair value of this contract at December 31, 2002 is negative S/33,000.

    Compañía de Minas Buenaventura S.A.A. -
    Buenaventura has entered a forward currency exchange contract in order to hedge risks associated with a time deposit denominated in local Peruvian currency. For additional details, see Note 5.

At December 31, 2002, the fair value of this contract is negative S/3,341,000 and is presented as "other current liabilities" in the consolidated balance sheet; see Note 14.

Interest rate risk -

In 2001, El Brocal signed two interest rate contracts which swaped floating for fixed on a nominal value of US$7,750,000; these contracts each possessed a 24-month maturity. The annual fixed interest rates offered under the swap agreements were 4.7 percent and 3.7 percent.

During 2002, the Company entered into an additional interest rate contract that swaped LIBOR for a fixed annual rate of 3.05%; this swap agreement has a stated maturity of September 2005.

The mark to market value of these interest rate swap contracts was negative S/406,000 as of December 31, 2002.

31. Fair value of financial instruments

Fair value is defined as the amount at which an asset could be exchanged, or a liability settled, between knowledgeable and willing parties in an arm's length transaction. Information about the fair value of the Company's financial instruments, including derivatives, is presented below:
    Current assets and liabilities approximate their fair value due to the short-term maturities of these financial instruments.
    The fair value of the investment held in Sociedad Minera Cerro Verde S.A. is S/13,542,000 as of December 31, 2002 (S/12,709,000 as of December 31, 2001). Fair value for this investment is determined based on market price of shares.
    The estimated mark to market value of derivative contracts is based on quotations received from the Company's counter- parties (see Note 30).

32. Sales commitments and concentrations

In 2002, the Company's three largest customers accounted for 35%, 32% and 12%, respectively, of total sales (31%, 17% and 15% of total sales in 2001). As of December 31, 2002, 83% of the trade accounts receivable are related to these customers (62% as of December 31, 2001). Each of these customers has executed one or more purchase and sale contracts with the Company that guarantee them the production output from specified Company mines at prices based on market quotations. Currently, the Uchucchacua, Orcopampa, Julcani, Colquijirca, Shila, Ishihuinca and Antapite mines are subject to such purchase and sale agreements; these agreements have various maturity dates but do not extend beyond December 31, 2003.

33. Commitments and contingencies

(a) Environmental matters -

The Company's mining and exploration activities are subject to environmental protection standards. In order to comply with these standards, the Company has presented preliminary studies covering Environmental Assessment (EVAP) and Environmental Adjustment and Management Programs (PAMA) for each of the mining units. The Ministry of Energy and Mines has approved the PAMAs related to Uchucchacua, Julcani, Orcopampa, Colquijirca, Ishihuinca, Huachocolpa, Shila and Paula as well as the Environmental Impact Study (EIA) of Antapite. As of December 31, 2002, the activities as defined in the PAMAs respective to the Uchucchacua, Julcani, Orcopampa, Colquijirca and Ishihuinca mining units had been completed.

(b) Land and mineral rights leases -

The Company has obtained the right to operate in certain areas through the execution of land lease contracts, as shown below:

Leaseholder	Leasing company	Year in which the contracts end	Royalties

Compañía de Minas Buenaventura S.A.A.	Sindicato Minero Orcopampa S.A. (Arequipa)	2013	10% concentrate revenues, subject to certain conditions.

Inversiones Mineras del Sur S.A.	El Futuro de Ica S.R.L. (Arequipa)	2015	7% of concentrate revenues.

Royalty expenses, which are included in the operating expenses section of the consolidated statements of income, are allocated among the mineral rights lease contracts, as follows:

	2001	2002
	S/(000)	S/(000)

Sindicato Minero Orcopampa S.A.	11,576	12,674
El Futuro de Ica S.R.L.	572	1,047
Other	1,126	-
	_________	_________

	13,274	13,721
	_________	_________

Royalties payable amount to S/5,097,000 as of December 31, 2002 (S/3,884,000 as of December 31, 2001), see Note 14.

(c) Pending litigation -
Damages claimed by a French citizen

In February of 2002, the Company and Condesa, together with Newmont Mining, Newmont Second and certain individual persons, were defendants in an action initiated by a French citizen, with jurisdiction before the District Court of the state of Colorado in the United States. The plaintiff alleges that he was engaged as an advisor to Normandy respective to a lawsuit that concluded in October of 1998, and that such lawsuit separately motivated the execution of a Global Transaction Agreement in 2000 between the Company, BRGM, Mine Or, Normandy and their related entities (SEREM). The Global Transaction Agreement provided for full and permanent revocation and annulment of any preferential rights on the shares of Cedimin S.A.C. in exchange for a one-time payment of US$80 million by the Company, of which the Company paid US$40 million.

The plaintiff asserts that he was injured because Normandy had promised to pay him a commission based fee if he was able to increase the amount of the Company's payment as ordered by the Court, which did not occur, and seeks damages of not less than US$25 million plus interest, in addition to unspecified punitive damages that could increase the amount by threefold. Additionally, the plaintiff alleges violations of the federal RICO statute and similar provisions of Colorado law, interference with contract rights, defamation and other damages.

The defendants have filed various motions to dismiss the action and believe the arguments presented for dismissal have solid legal ground; however, rather than responding to these motions for dismissal, the plaintiff has filed another demand. The Company and Condesa have presented motions to reject the new demand. At this date is not possible to predict when the court will rule on the motions, the possible outcome of such motions or a possible range of loss.

Other -

From time to time in the normal course of its activities, the Company is involved in various legal proceedings of a diverse nature. Management believes that any possible loss, which may result from these lawsuits, will not have a materially adverse effect on the Company's financial position.

(d) Exploration projects of the Company-

The Company, on its own behalf and acting as project operator, has commitments respective to the following exploration projects:

Ccarhuaraso -

In accordance with rights assumed under the mining concession contract signed with Inversiones Mineras La Familia S.A.C. (La Familia) in January of 2001, Buenaventura has the authority to carry out exploration activities in the areas where La Familia holds mineral rights; these areas are located in Ayacucho. In exchange for the right to perform exploration on these concessions, the Company must pay to La Familia a compensation equivalent to 5 percent of the net revenues received on mineral concentrate extracted during the period covered by the contract. In February of 2001, Condesa agreed to purchase certain shares of La Familia, and the shareholders agreed to sell shares of La Familia, for total contract amount of US$ 3,500,000. Condesa paid US$200,000 at the signing of the contract and US$200,000 twelve months after the initial signing date.

In January of 2003, Buenaventura notified La Familia of its decision to terminate the mining concession contract. At the same time, Condesa notified the shareholders of La Familia of its decision to dissolve the purchase-sale agreement with reservation of ownership signed in February 2001.

With the cancellation of the above contracts, all obligations assumed by Buenaventura in their execution were extinguished.

Poracota -

In accordance with the commitment letter signed in April of 2002 between Buenaventura, Southwestern Resources Corp. and Teck Cominco Limited, the following contracts have been assumed:

    A mining concession from Minas Poracota S.A. (100% owned by Minera del Suroeste S.A.C.), effective for a three-year period, and related to the mineral right leases that form the Poracota Project. This concession was received in exchange for an annual payment of US$1,000, and a commitment by Buenaventura to invest US$400,000, US$1,000,000 and US$1,600,000 during the first, second and third year, respectively, in exploration activities.
    A call option on 50 percent of the shares constituting the capital of Minas Poracota S.A., granted by Minera del Suroeste S.A.C. to Buenaventura for a three-year term, for US$4,500,000 and conditional upon a minimum investment of US$400,000 in the concessions.

In order to maintain the right of exercise for the option detailed in (ii) above, Buenaventura must pay Minera del Suroeste S.A.C. an amount equal to US$600,000 (US$100,000 at the time of signing the commitment letter and US$200,000 and US$300,000, respectively, as of the first and second anniversaries of the effective date of the contract); this amount will be assigned to the share price.

Additionally, in accordance with terms of the commitment letter, Minera del Suroeste S.A.C. and Teck Cominco Limited will grant Buenaventura a call option over 25% of the remaining share capital of Poracota for a price of US$1,000. To execute this option, Buenaventura must have complied with the investment requirements stated in (i) and executed the option detailed in (ii).

Once the obligations established in (i) have been fulfilled and both stock purchase options have been executed, Buenaventura may elect to perform a pre-feasibility study to evaluate the commercial viability of the project.

Los Pircos -

Through a contract signed in January of 2001, Buenaventura granted Minera Meridian Perú S.A. ("Meridian") an option and an irrevocable offer to create as its own discretion a company under the guidelines defined for a closed anonymous society ("SAC") wherein Buenaventura will have a 49% participation and Meridian will have a 51% participation, assuming fulfillment of established investment requirements of US$300,000 and US$2,700,00 respectively. Buenaventura operated the entity until US$1,000,000 of the investment was completed in October 2002. Since that time, Meridian has been the operator and may execute the option it holds when the remaining US$2,000,000 investment has been completed.

Furthermore, once the first option is executed and the new society is created, Meridian may acquire from Buenaventura additional shares equal to 14% of the capital of the new society for a price of US$1,000,000.

(e) Joint Venture contracts -

Information respective to exploration projects undertaken in association with third parties, including commitments assumed by the Company, are presented below:

Lancones -

In March of 2002, Compañía Minera Totoral S.A. ("Totoral", a company whose share capital, in full, is subject to a call option owned by Buenaventura) and BHP Billiton ("BHP"), signed a joint venture contract in which Totoral has a 40 percent participation and BHP has a 60 percent participation.

During the third quarter of the year, the exploration projects in this area were temporarily halted because expected results had not been achieved. As of the date of this report, BHP is performing studies and analysis to assess future commercial viability of the exploration project areas.

Concurrently, Totoral is performing independent explorations in the Potrobayo area.

Salpo -

In April of 2002, the shareholders of Compañía Minera Salpo S.A. (Salpo), collectively "Grupo Wiese", granted to Buenaventura a call option on 51% of the shares representating the social capital of Salpo if Buenaventura were to invest US$2,000,000 in the area and the mining properties. The option has a 3-year term from the execution date of the contract.

Once the first option is executed, Buenaventura will have the option to buy from "Grupo Wiese" a number of shares equal to an additional 9 % of the equity of Salpo as of the date of the execution of the second option; the cash price for exercise the second option is US$900,000 payable immediately upon option exercise. In the event that as of December 31, 2005, Buenaventura has executed this second option and the proved and probable gold or equivalent metal reserves of the project have come to be estimated at 1,500,000 or above, Buenaventura will pay to Grupo Wiese an additional US$900,000 above that price established for the shares.

Patagonia -

In February of 2003, Buenaventura, together with Lorenzon Ltd., a Company owned by Hochschild Group; Yamana Resources Inc., Yamana Resources Ltd., Recursos Yamana Ltd. y Recursos Yamana S.A., signed a joint venture contract whose effective date was established to be April 12, 2002, (this date corresponds to the signing of a memorandum of understanding between Buenaventura and Yamana Resources Inc.).

Pursuant to the terms of this joint venture contract, Buenaventura is committed to purchase 1,500,000 shares of the capital which constitutes Yamana Resources Inc. and to invest in exploration activities related to mining property concessions held by Recursos Yamana S.A. (an Argentinian Company and100% subsidiary of Recursos Yamana Ltd.) located in Santa Cruz, Argentina; the amounts to be invested total US$500,000, US$1,000,000 and US$1,350,000, respectively, in the first, second and third year, annual periods commencing with the effective date of the joint venture agreement to obtain 50% of the shares representing the capital of

Recursos Yamana Ltd. Additionally, Buenaventura has the option to increase its participation in Recursos Yamana Ltd. to 66.67 % with the investment of an additional US$3,000,000 over a three-year period.

Samana -

In December of 2000, Buenaventura, Minera Ayacucho S.R.L. ("Ayacucho") and Newmont Peru Limited, Perú Branch ("Newmont") signed a contract for assignment of mining concession rights and an option on equity block participation, by virtue of which Ayacucho granted to Buenaventura the mining rights on certain of its properties until December 31, 2003.

In compensation for the mining concession rights granted, Buenaventura will pay to Ayacucho an amount equivalent to 3% of the net sales value of extracted mineral. Furthermore, during the period in which the concession is in effect, Buenaventura and Newmont have the option to separate the mining rights related to these certain properties into a separate equity block for creation of a new legal entity in which Buenaventura and Newmont will participate.

34. Transactions with affiliated companies
    The Company had the following transactions with its affiliated companies during the year-ended December 31, 2002:

S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") -
Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. In 2002, royalties earned amounted to S/76,964,000 (S/55,170,000 in 2001) and are presented as "royalty income" in the consolidated statements of income.

Minera Yanacocha S.R.L. ("Yanacocha")

During 2002, Compañía Minera Condesa S.A. received cash dividends from Yanacocha for approximately S/77,663,000 (S/15,238,000 in 2001).

In March of 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract will expire on December 31, 2003. The revenues related to this service contract amounted to approximately S/9,986,000 for the year-ended December 31, 2002.

In October of 2000, the Company and Newmont Mining Corporation agreed to combine interests that each company separately held in properties in northern Peru into Yanacocha, a company in which Buenaventura and Newmont Mining Corporation are the principal shareholders. Under the unification plan for these property interest and in accordance with agreements signed between the Company and Newmont Mining Corporation in December 2000, Buenaventura invoiced Yanacocha approximately S/36,994,000 for machinery and equipment, mining concession rights, inventory and land. The remaining balance at December 31, 2000 of S/12,874,000 was fully collected in 2001.

In accordance with the terms of a contract signed between Yanacocha and Buenaventura on December 19, 2000, Buenaventura was engaged to be in charge of the administration of the China Linda lime plant; this contract had an original maturity of December 18, 2010; however, Yanacocha elected to terminate the contract in 2001 through a payment of US$1,800,000 (S/6,434,000).

In November of 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work should be finished in October of 2001. Concurrently, Yanacocha and the Company signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. The revenues for these services amounted to approximately S/13,859,000 in 2002 (S/2,259,000 in 2001).

(b) As a result of the above and other minor transactions, the Company has the following accounts receivable and payable from affiliated companies at December 31, 2001 and 2002:

	2001	2002
	S/(000)	S/(000)

Receivable
Minera Yanacocha S.R.L.	25,891	30,149
Other	1,228	178
	_________	_________

	27,119	30,327
	_________	_________

Payable
Minera Yanacocha S.R.L.	1,052	-
Other	15	22
	_________	_________

	1,067	22
	_________	_________

35. Supplementary Information on Reserve base composition, exploitation and production, and operations (unaudited)

The following tables include a detail of (a) mining unit ore reserves by mineral grade, (b) treated volume by mine location, (c) volume sold and (d) average sales prices by product, for the years ended December 31, 2001 and 2002:
    Proven ore reserves by mining unit and mineral grade, as estimated by the Company at December 31, 2001 and 2002, are as follows, in dry short tons (DST):

Years	Mining unit	DST	Grade of mineral
			________________________________________________________________________________
			Oz Ag	OZ Au	% Pb	%Zn	%Cu

2001	Uchucchacua	3,278,955	15.50	-	1.80	2.50	-
	Orcopampa	463,570	0.10	0.42	-	-	-
	Ishihuinca	86,150	-	0.46	-	-	-
	Colquijirca	8,494,678	2.77	-	2.46	6.48	0.08
	Shila	67,542	11.00	0.42	-	-	-
	Antapite	227,212	-	0.48	-	-	-
	Huallanca	228,134	2.48	-	0.73	9.35	-
	Julcani	25,140	19.10	0.01	1.21	-	0.54

2002	Uchucchacua	3,041,305	16.00	-	1.69	2.37	-
	Orcopampa	643,340	0.10	0.47	-	-	-
	Ishihuinca	91,225	-	0.53	-	-	-
	Colquijirca	8,155,041	2.76	-	2.40	6.47	0.08
	Shila	42,335	14.70	0.42	-	-	-
	Antapite	386,663	-	0.47	-	-	-
	Paula	75,420	3.50	0.54	-	-	-

(b) Treated volume of ore by mining location is as follows, in DST:

	2001	2002

Colquijirca	1,218,742	1,322,942
Uchucchacua	743,290	744,690
Orcopampa	349,350	350,951
Antapite	60,178	121,161
Julcani	38,500	61,500
Shila	52,633	52,015
Huallanca	146,079	41,080
Ishihuinca	20,337	38,416
Huachocolpa	6,055	-
	_________	_________

	2,635,164	2,732,755
	_________	_________

(c) Mineral volumes sold by product were:

	2001	2002

Gold (oz)	221,036	247,010
Silver (oz)	13,642,714	11,401,413
Lead (MT)	22,859	22,783
Zinc (MT)	53,413	52,493
Copper (MT)	263	324

(d) Average sale prices by mineral were:

	2001	2002

Gold (US$/oz)	271.48	309.39
Silver (US$/oz)	4.37	4.65
Lead (US$/MT)	470.34	445.84
Zinc (US$/MT)	862.89	778.56
Copper (US$/MT)	1,491.43	1,561.67

36. Explanation added for English language translation

The accompanying consolidated financial statements are presented on the basis of accounting principles generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: March 31, 2003